U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Public Joint Stock Company Commercial Bank “PrivatBank”

B.	(1)	This is [check one]:

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of Registrant:	Public Joint Stock Company Commercial Bank “PrivatBank”

	Form type:	Form CB

	File Number (if known):	005-88899

	Filed by:	Public Joint Stock Company Commercial Bank “PrivatBank”

	Date Filed (if filed concurrently, so indicate):	July 30, 2015 (filed concurrently with Form CB)

D.	Filer is incorporated or organized under the laws of Ukraine and has its principal place of business at 50 Naberezhna Peremohy Street, Dnepropetrovsk, Ukraine, 49094

E.

Filer designates and appoints CT Corporation System (“Agent”), located at 111 Eighth Avenue, New York, New York 10011; telephone 212-590-9180, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on July 30, 2015, or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule l0a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the forms, schedules, and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such forms, schedules and offering statements relate, and the transaction in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Dnepropetrovsk, Country of Ukraine, this 30th day of July, 2015.

Public Joint Stock Company Commercial Bank “PrivatBank” (Represented by Lyudmyla Shmalchenko, Chairman of the Board - Director of Treasury)

By:	/s/Lyudmyla Shmalchenko
Name: Lyudmyla Shmalchenko
Title: Chairman of the Board – Director of the Treasury

This statement has been signed by the following person in the capacity and on the date indicated:

CT CORPORATION System (As Agent for Service of Process for Public Joint Stock Company Commercial Bank “PrivatBank”)

By:	/s/ Angel Shearer
Name: Angel Shearer
Title: Assistant Secretary

Dated: July 30, 2015